

June 25, 2010

By U.S. Mail and Facsimile to: (406) 751-4729

Ron J. Copher
Senior Vice President and CFO
Glacier Bancorp, Inc.
49 Commons Loop
Kalispell, MT 59901

> **Re:** **Glacier Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **File No. 000-18911**

Dear Mr. Copher:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Business Section, Lending Activity

Non-performing loans and real estate owned, page 17

1. We note that 85% and 10% of total $198.3 million of non-accrual loans as of December 31, 2009 in the table on page 17 (as revised on page 18 of the Form 10-K/A) were commercial loans and real estate loans, respectively. We also note that 58% and 31% of charge-offs in 2009 were related to commercial and residential real estate loans. Please tell us as of March 31, 2010, and revise this section in future filings to provide the following disclosure:

- Disclose the dollar amount, extent of collateralization and date of the most recent appraisals for the largest individual nonaccrual and/or impaired loans commercial and real estate loans.

- State, if applicable, the dollar amount of multiple nonaccrual and/or impaired loans issued to a single or related party group of borrowers.

- Disclose the dollar amount of nonaccrual and/or impaired loans that have had partial charge-offs recorded during the period for which you continue to have concerns as to the collectability of the remaining loan balance.

- Disclose any restructured loans issued to single borrowers or related party groups that are currently in nonaccrual status or that have been charged-off through March 31, 2010, but which continue to have other loans that are currently recorded on accrual status.

2. We refer to the last paragraph on page 18 that states most of the non-performing loans are secured by real estate and management believes the underlying collateral is adequate to minimize significant charge-offs or loss, based on current information available, including appraisals where appropriate. We also refer to similar disclosure in the "Credit Quality Summary" section on page 44. Considering $188.4 million or 95% of your non-performing loans as of December 31, 2009 are collateral-dependent residential real estate and commercial loans, please tell us and in future filings revise this section to include the following disclosure:

    - Describe the nature of the current information available that is used by management, other than appraisals, to determine the adequacy of the fair value of the underlying collateral. Discuss the basis for using this information instead of, or in addition to, the appraised value of the properties.

    - Considering you state appraisals are used "where appropriate", please describe specific situations in which the Company has determined that appraisals would not be appropriate for determining the fair value of the underlying collateral and what other alternative valuation methods were used.

    - In situations where you do not use external appraisals to fair value the underlying collateral of impaired loans, please provide us with a comprehensive discussion of the   process and procedures you have in place for estimating the fair value of the collateral for these loans.

    - Expand your discussion regarding your methodology for determining fair value based on external appraisals to include the following:

- o State how and when you obtain external appraisals and how this impacts the amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs.

- o Describe the typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. Tell us if there have been any significant time lapses during this process.

- o Discuss any situations where you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

3. We refer to the second paragraph on page 19 that states the combined total of lot acquisition loans, other construction and land acquisition and development loans was $883 million or 21% of total loans as of December 31, 2009. Please tell us and revise future filings to reconcile this amount with the $673.3 million balance as of December 31, 2009 in the table titled "Land, Lot and other Construction loans by Bank" on page 14.

4. In light of the significant amount of construction and ADC loans in your loan portfolio as of December 31, 2009, please tell us and revise future filings, as appropriate, to provide the following information regarding the use of interest reserves on these types of loans:

- Discuss the significant accounting policies related to the use of loan-funded interest reserves, including the terms for advancing funds as interest reserves and how you account for interest charges paid with the funds advanced.

- Describe how you subsequently account for interest reserves when the collectability of the loan with the interest reserve is not reasonably assured, such as when ADC loans or construction loans become non-performing.

- Describe your underwriting process for loans with interest reserves, and disclose any specific differences in how they are underwritten as compared to loans that do not have interest reserves.

- Describe how you monitor the completion state of projects financed through loans with interest reserves to ensure it is proper to continue capitalizing interest on the loan.

- State the amount of loans with interest reserves as of December 31, 2009 and any material increases in loan principal and interest reserve in subsequent periods.

- State the extent of any loans with interest reserve that have been extended, renewed or restructured and for which the Company has continued to provide interest reserves to keep the credit facility current.

- Describe the number and dollar amount of construction loans with interest reserves that are currently non-performing or which are potential problem loans.

5.   We refer to the table of changes in real estate and other assets on page 19 that shows an increase of $45.7 million or 394% to $57.3 million as of December 31, 2009, as compared to $11.6 million in 2008. Please tell us and revise this section in future filings to disclose the following information:

- Provide a summary of the acquisition cost for each major type of collateral acquired as of December 31, 2009 considering the $72 million of properties transferred into other real estate owned in 2009.

- Describe the major loan types and book value related to the collateral acquired in foreclosure.

- Provide a breakdown of the $28.6 million reduction in 2009 between sales of properties and write-downs due to subsequent impairments.

- Disclose the reasons for any material write-downs recorded in 2009 and if this is indicative of a trend which is likely to affect the future operating results of the Company.

- Describe the basis used to determine the fair value of the properties on the date of transfer and any subsequent estimated losses of net realizable value.

- Discuss management's plans to dispose of these properties.

6.   Please tell us and revise this section in future filings, to describe for the most recent period reported, in addition to currently non-performing loans, the nature and extent of any potential problem loans for which the Company has concerns as to their ability to comply with current loan repayment terms. Refer to the disclosure requirements of Item III.C.2 of Industry Guide 3.

7.   Reconcile the total impaired loans of $218.7 million and $79.9 million in 2009 and 2008, respectively, described in the first paragraph on page 19 with total non-accrual loans of $198.3 million and $64.3 million for those years in the table of non-performing assets on page 17.

8.   We refer to the second paragraph on page 19 that states the Company had troubled debt restructured loans for $64.6 million as of December 31, 2009 which are all in non-accrual status. We also note related disclosure on page 76 that states troubled debt restructurings charged off in 2009 were $7.8 million. Please revise this section to provide the following information with respect to restructured commercial real estate loans as of December 31, 2009:

   • Discuss the types of loan modifications made to these restructured loans and the terms of the restructuring.

   • Tell us whether you have any commercial loans that have repayment dates extended at or near the original maturity date and which you have not classified as impaired, for reasons such as the existence of personal guarantees. If so, revise this section to discuss the following:

      o The types of repayment extensions being made including the duration of the extension period.
      o The loan terms that have been adjusted from the original terms.
      o Whether these loans are collateral dependent and, if so, the nature of the underlying collateral and the latest appraisal date.

9.   Revise this section to disclose whether any commercial real estate that were restructured resulted in the creation of multiple new loans (i.e., Note A, Note B structure). If so, please revise this section to include the following information:

   • Disclose the total dollar amount of loans that were restructured using this type of workout strategy.
   • Discuss the benefits to the Company for using this strategy including the impact on interest income and credit classification.
   • Disclose the terms of the new loans, including how Notes A and B differ and whether Note A is underwritten in accordance with your customary standards and at current market rates.
   • Clarify if Note B is immediately charged-offs upon restructuring. If not, discuss whether you combine the restructured notes in your evaluation as to whether the notes should be returned to accrual status.
   • Confirm that Note A is classified as a TDR and explain your accounting policies for removing these loans from TDR classification.

Ron J. Copher
Glacier Bancorp, Inc.
June 25, 2010
Page 6

- Discuss your policies for returning Note A to accrual status, including how you consider the borrowers' payment performance prior to the restructuring.

Allowance for loan and lease losses, page 20

10. We refer to the first paragraph on page 22 that states the increase in the allowance for loan losses was basically due to the increase in non-performing loans since December 31, 2008 and downturns in the global, national and local economies. We also note your refer to general factors such as loan portfolio growth, composition, average loan size, credit quality considerations and other environmental factors that will continue to determine the level of provision expense. Please tell us and in future filings expand your discussion of the factors that influenced management's evaluation of the provision and allowance for loans losses in 2009:

- Disclose the specific, general and unallocated components of the allowance for loan losses and how they were determined.

- Discuss how you determined the specific valuation allowance of $19.8 million or 9% of impaired loans totaling $218.7 million. Refer to the "Non-performing loans and real estate owned" section in the first paragraph on page 19.

- Explain what were the specific changes in the global, national and local economies that affected your allowance for loan losses. Discuss how you factored into your allowance methodology the effects of recent decreases in the fair value of the underlying collateral of the loans and regional increases in unemployment.

- Discuss how you considered the material credit risk related to construction loans and ADC loans that are dependent on future cash flows. We note the Company had land lot loans, construction loans and land acquisition and development loans totaling $883 million or 21% of total loans as of December 31, 2009. Refer to the second paragraph of the "Non-performing loans and real estate owned" section on page 19.

- Discuss how you considered in your analysis of the allowance for loan losses the following:

  o The allowance as a percentage of non-performing loans decreased to 70% in 2009 as compared to 105% in 2008.

  o Impaired loans as a percent of total loans increased to 5.93% in 2009 as

Ron J. Copher
Glacier Bancorp, Inc.
June 25, 2010
Page 7

compared to 2.0% in 2008.

o   Nonperforming loans as a percent of total loan increased to 4.93% in 2009
    as compared to 1.76% in 2008.

o   The allowance for loan losses as a percent of gross loans increased to
    3.46% in 2009 as compared to 1.86% in 2008.

Financial Statements for the period ended December 31, 2009

Note 1, Summary of Significant Accounting Policies, page 64

Note 1, I, Temporary Versus Other-Than-Temporary Impairments, page 67

11.   Please tell us and in future filings revise this footnote to include the methodology
       for determining other-than-temporary impairments based on the amended
       guidance in FASB ASC 320, Investments, Debt and Equity Instruments effective
       in June 2009.   Discuss the accounting for the non-credit portion of the other-than-
       temporary loss recorded in other comprehensive income, based on the revised
       intent to hold the security criteria that consider whether it is more likely than not
       that the Company will be required to sell the security before recovery of its
       amortized cost basis.

Note 3, Investment Securities, Available-for-sale securities, page 70

12.   We refer to the summary on page 72 of investments in an unrealized loss position
       at December 31, 2009 that shows unrealized losses of $12.3 million with a
       duration of twelve months or more related to residential mortgage backed
       securities with a fair value of $39.8 million. We also note you state on page 74
       that these losses relate to 39 securities of which 13 are non-guaranteed non-
       Agency CMOs with an aggregate loss of $12.3 million.   Please tell us and revise
       this section in future filings to include the following information regarding your
       investments in CMOs:

       •   Describe the analysis performed by the Company to conclude that these
           securities had no other-than-temporary impairments as of December 31, 2009
           taking into consideration, among other factors:

           o   The non-guaranteed classification of the CMOs
           o   The credit rating classification of the seniority of the CMOs,
           o   The degrees of subordination within the tranches in which the Company
               has invested
           o   Payment, deferral and default information and
           o   The severity and duration of the loss.

- Refer in your response to the fact that seven of the tranches are collateralized by Alt-A residential mortgage loans as stated in the last paragraph on page 54 of the "Critical Accounting Policy, Other-than-temporary Impairment on Securities Accounting Policy and Analysis" section.

Note 18, Fair Value of Financial Instruments, page 92

13.   We refer to the reconciliation of assets balances measured at fair value on a recurring basis using Level 3 inputs on page 93 shows transfers into Level 3 classification in 2008 for $7.6 million and transfers out of Level 3 classification for $7.9 million. Please tell us and revise this section in future filings to provide the following information:

- Discuss the types of financial instruments that were reclassified into and from the Level 3 classification in 2008 and 2009.

- Describe the reasons for the reclassification in the fair value hierarchy, the valuation inputs affected and any related changes in valuation methodology used.

Executive Compensation, page 104

Board Authority for Risk Oversight, page 8 of Definitive Proxy Statement on Schedule 14A

14.   We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Certain Relationships and Related Transactions and Director Independence, page 104

Transactions with Management, page 30 of Definitive Proxy Statement on Schedule 14A

15.   You disclose that loans to related persons were made on substantially the same terms as those prevailing at the time for *comparable transactions with other persons*. Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for *comparable loans with persons not related to the lender*. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K. In your response, please provide us with your proposed revised disclosure.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Nonperforming Assets, page 38

16.   We refer to the last paragraph on page 39 that states impaired loans were $223.5 million as of March 31, 2010 and you have provided a valuation allowance of $17 million specific to impaired loans.   Please tell us and disclose in future filings the total impaired loans for which you have provided the specific valuation allowance and your basis for not allocated a specific allowance on the remaining balance of impaired loans.

Note 13, Fair Value Measurement, page 21

17.   We refer to the schedule of major classes of assets measured at fair value on a non-recurring basis as of March 31, 2010 on page 23.   Please tell us and revise this note in future filings to provide the following information:

- Reconcile the total impaired loans of $45.7 million in the schedule with the total impaired loans of $225.5 million in Note 4, "Loans Receivable, Net and Loans Held for Sale" on page 13. We note your disclosure on page 55 of your Form 10-K for the year ended December 31, 2009, that impaired loans are primarily collateral dependent and the estimated fair value is based on the appraised fair value of the collateral, less estimated cost to sell.

- Explain the events or changes in circumstances which occurred during the first quarter of 2010 which resulted in the $45.7 million balances of Level 3 impaired loans, equal to a $154.2 million or 77% decrease as compared to the $199 million of Level 3 impaired loans as of December 31, 2009 as stated in Note 18, "Fair Value of Financial Instruments" on page 94 of the 2009 Form 10-K.

- State the reasons why no "Real estate and other assets owned" were recorded as non-recurring assets considering the following:

  o The Company has $59.5 million and $57.3 million of "Real estate and other assets owned" recorded on the consolidated statements of financial condition as of March 31, 2010 and December 31, 2009, respectively.

  o Note 18 on page 94 of the December 31, 2009 Form 10-K shows you recorded $57.3 million of "Real estate and other assets owned" as Level 3 non-recurring financial assets for that period.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Edwin Adames at (202) 551-3447 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3698 with any other questions.

                                      Sincerely,

                                      Mark Webb
                                      Legal Branch Chief